UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number: 001-41842

Abivax SA

(Translation of registrant’s name into English)

7-11 boulevard Haussmann

75009 Paris, France

+33 (0) 1 53 83 08 41

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

On November 19, 2024, Abivax SA (the “Company”) entered into an Equity Distribution Agreement (the “Agreement”) with Piper Sandler & Co. (“Piper Sandler”) with respect to an equity offering program (the “Offering”) under which the Company may offer and sell American Depositary Shares (“ADS”), each ADS representing one ordinary share, from time to time, through Piper Sandler as its sales agent. Pursuant to the Agreement and the prospectus contained in the registration statement on Form F-3 described below, the Company may offer and sell ADSs having an aggregate offering price of up to $150.0 million (subject to French regulatory limits).

The issuance and sale, if any, of the ADSs by the Company under the Agreement will be made pursuant to the Company’s registration statement on Form F-3 (File No. 333-283336) (the “Registration Statement”), once declared effective by the Securities and Exchange Commission.

Sales of the Company’s ADSs, if any, in the Offering may be made in sales deemed to be an “at the market offering” as defined in Rule 415(a)(4) promulgated under the Securities Act of 1933, as amended (the “Securities Act”), from time to time. Piper Sandler is not required to sell any specific number or dollar amount of securities, but will act as sales agent and use commercially reasonable efforts to arrange on the Company’s behalf for the sale of all ADSs requested to be sold by the Company, consistent with Piper Sandler’s normal trading and sales practices. There is no arrangement for funds to be received in any escrow, trust or similar arrangement. Sales may also be conducted, with the Company’s consent, in negotiated transactions.

The Company is not obligated to make any sales of ADSs pursuant to the Agreement. The Offering pursuant to the Agreement will terminate upon the earlier of (i) the sale of all ADSs subject to the Agreement and (ii) the termination of the Agreement as permitted therein. Piper Sandler may terminate the Agreement at any time, and the Company may terminate the Agreement at any time upon ten days’ prior notice.

The foregoing description of the Agreement is not complete and is qualified in its entirety by reference to the full text of the Agreement, a copy of which is filed as Exhibit 1.2 to the Registration Statement and is incorporated herein by reference.

This Report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy the securities discussed herein.

On November 19, 2024, the Company published a press release announcing the establishment of the Offering. A copy of the press release is filed as Exhibit 99.1 to this Report on Form 6-K and is incorporated herein by reference.

Incorporation by Reference

This Report on Form 6-K shall be deemed to be incorporated by reference into the Registration Statement and to be part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed.

Exhibit Index

Exhibit 99.1	Press Release, dated November 19, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Abivax SA
(Registrant)

Date: November 19, 2024	/s/ Marc de Garidel
Marc de Garidel
Chief Executive Officer